Exhibit 4.7

Description of Securities

Description of Capital Stock

General

The following is a summary of information concerning capital stock of Surna Inc. (“Company”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Company’s Articles of Incorporation (“Charter”) and Amended and Restated By-laws (the “By-laws”), and are entirely qualified by these documents.

Common Stock (“Common Stock”)

Dividends. Subject to prior dividend rights of the holders of any shares of preferred stock of the Company (“Preferred Stock”), holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose.

Voting Rights. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of Common Stock do not have cumulative voting rights. The holders of a majority of the shares of Common Stock present and entitled to vote in the election of directors can elect all directors standing for election.

Other Rights. In the event of any liquidation, dissolution or winding up of the Company, after the satisfaction in full of the liquidation preferences of holders of any shares of Preferred Stock, holders of shares of Common Stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Preferred Stock

The Company has one class of issued and outstanding Preferred Stock that is designated the Series A Preferred Stock.

Series A Preferred Stock

Rank. The Series A Preferred Stock ranks superior to all other classes, including the Common Stock

Dividends. The Series A Preferred Stock is not entitled to dividends.

Liquidation Preference. Each holder of Series A Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefore, a preferential amount in cash, per share of Preferred Stock, equal to (and not more than) the sum of the (x) stated value, plus (y) all accrued and unpaid dividends thereon. The stated value is not determined. Therefore, there is no liquidation preference as there is no stated value or dividend entitlement.

Voting. The holders of Series A Preferred Stock shall have one vote per share of Series A Preferred Stock equivalent to one vote of the Common Stock. This is interpreted to mean that the Series A Preferred Stock votes with the Common Stock.

Conversion Rights. The Series A Preferred Stock is not convertible into Common Stock.

Preemption Rights. The Series A Preferred Stock does not have preemptive rights.